UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

World Point Terminals, LP

(Name of Subject Company)

World Point Terminals, LP

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

98159G107

(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, including as amended by Amendment No. 1, dated June 21, 2017, Amendment No. 2, dated June 28, 2017, and this Amendment No. 3, the “Schedule 14D-9”) originally filed by World Point Terminals, LP (the “Partnership” or “us”) on June 2, 2017. The Schedule 14D-9 relates to the cash tender offer by World Point Terminals, Inc., a Delaware corporation (the “Offeror”) to purchase all of the Partnership’s issued and outstanding common units representing limited partnership interests (the “Units”) that are not already beneficially owned by the Offeror or its affiliates at a price per unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding. All capitalized terms used in this Amendment without definitions have the respective meanings ascribed to them in the Schedule 14D-9.

Except as otherwise set forth herein, the information contained in the Schedule 14D-9 remains unchanged and is incorporated herein by reference. This Amendment is being filed to reflect certain updates, as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Consummation of the Offer

The Offer expired at 11:59 p.m., New York City time, on June 29, 2017. According to Computershare Trust Company, N.A., the Depositary for the Offer, a total of approximately 6,127,974 Units were validly tendered (and not properly withdrawn) pursuant to the Offer, including 118,679 Units subject to guaranteed delivery. The Offeror has accepted for payment all Units validly tendered (and not properly withdrawn) pursuant to the Offer.

The number of Units validly tendered (and not properly withdrawn) pursuant to the Offer satisfies the condition that there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Units that, together with the Units then collectively beneficially owned by the Offeror and its affiliates, represent at least one Unit more than 80% of the then outstanding Units. In addition, the condition that the Formula Price (calculated as of the date immediately following the date on which the Acceptance Time occurred, as if such date were a certain reference date specified in the Transaction Agreement) does not exceed the Offer Price has been satisfied.

In accordance with the Transaction Agreement, (1) immediately following the consummation of the Offer, the General Partner assigned and transferred to the Offeror the right (such right, the “Buyout Right”) to purchase all remaining Units not tendered pursuant to the Offer that were not held by the General Partner and its affiliates pursuant to Section 15.1(a) of the Partnership Agreement, and (2) on the date hereof, the Offeror exercised the Buyout Right by delivering to Computershare Trust Company, N.A., the Transfer Agent for the Partnership, a written notice of the Offeror’s election to exercise the Buyout Right to purchase (the “Notice of Election to Purchase”) all of the outstanding Units not tendered pursuant to the Offer that are held by persons other than the Offeror or its affiliates (the “Buyout”), at a price per Unit equal to $17.30, net to the seller in cash, without interest thereon, effective as of July 10, 2017 (the “Closing Date”). In accordance with the Transaction Agreement and Section 15.1(b) of the Partnership Agreement, the Transfer Agent will mail a copy of the Notice of Election to Purchase to the record holders of Units as of June 29, 2017, the record date for the Buyout, together with such other information as may be required by applicable law.

From and after the Closing Date, the Offeror and its affiliates will collectively beneficially own 100% of the outstanding Units. Upon consummation of the Buyout, there will be no public market for the Units, which will cease to be quoted or traded on the NYSE and will be deregistered under the Exchange Act.

On June 30, 2017, the Partnership issued a press release announcing the expiration of the Offer and results thereof, which is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(iv)	Press Release, dated June 30, 2017 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by World Point Terminals, LP on June 30, 2017 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC, its general partner

Date: June 30, 2017	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer